Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 26, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE EXPERIENCES BUSIEST TRADING DAY IN ITS HISTORY,

VOLUME OF 6.9M CONTRACTS

TOPS RECORD SET EARLIER THIS YEAR

CHICAGO, July 26, 2007 — The Chicago Board Options Exchange (CBOE) announced that it experienced the busiest trading day in its 34-year history on Thursday, July 26, 2007 as a reported 6,970,528 contracts traded at the largest options exchange in the U.S.  Today’s volume topped the previous high of 6,722,060 contracts traded on Tuesday, February 27, 2007.

Today’s trading marked the fourth time in CBOE history where single-day volume exceeded the six million contract mark.  The other days, all this year, were: February 27 (6,722,060 contracts), March 14 (6,460,153 contracts), and July 20 (6,289,339 contracts).  Of the ten busiest single trading days in CBOE history, six have already occurred during 2007, while the remaining four are from 2006.

Through the first half of 2007, CBOE’s total volume is 425,995,167 contracts, up 26% from the 338,398,506 contracts traded during the first six months of 2006, which was an all-time record for annual trading volume.  Average daily volume at CBOE for the first six months of 2007 stood at 3,435,445 contracts at the end of June.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated (CBOE).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE will be available in the prospectus/proxy statement when it becomes available.

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